February 9, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	California Republic Funding, LLC Registration Statement on Form SF-3 File No. 333-207639

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern time) on February 12, 2016, or as soon as possible thereafter.

The Registrant acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further acknowledges that it may not assert staff comments or a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CALIFORNIA REPUBLIC FUNDING, LLC

By:	/s/ John W. DeCero
Name:	John W. DeCero
Title:	Manager